

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 6, 2008

Maurice Katz
President and CEO
Murals by Maurice, Inc.
295 Northwest 89th Ave.
Coral Springs, FL 33071

> **Re:** **Murals by Maurice, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed July 31, 2008**
> **File No. 000-53272**

Dear Mr. Katz:

We have completed our review of your Form 10-12G and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Robert Bartelmes
Senior Financial Analyst

cc: by facsimile to (954) 424-2230
        R. Chris Cottone, CPA
        (Greentree Financial Group, Inc.)